July 23, 2010

Kei Nakada
Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	National Western Life Insurance Company
Form 10-K for the year ended December 31, 2009
Schedule 14A filed April 30, 2010
Form 10-Q for the quarter ended March 31, 2010
File No. 001-34411

Dear Ms. Nakada:

Regarding the file number referenced above, as requested, please accept this correspondence as notification of our intended timing in responding to the comments contained in your letter.

Nine of the ten comments in your letter pertain to the Company’s 2009 10-K and Proxy (Schedule 14A) filings which will require filing an amended 10-K. We are currently gathering the response information from our Legal and Actuarial departments, given the breadth of the comments, and will respond on or before next week Friday, July 30th.

The tenth comment pertained to the Company’s Form 10-Q filing for the quarter ended March 31, 2010. As discussed, we intend to address this comment in our Form 10-Q filing for the quarter ended June 30, 2010 since we are currently in the process of preparing this filing. Our response to you next week will indicate this.

Thank you for your consideration as we work to address the comments in your communication. If you have any further comments or questions in the interim, do not hesitate to contact me at (512) 719-2493 or bpribyl@nationalwesternlife.com.

Sincerely,

/S/Brian M. Pribyl
Brian M. Pribyl
Senior Vice President
Chief Financial Officer & Treasurer